

16013865

oub

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68186

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.V.B. Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 Broadway, 28th Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Doug Listman 215-701-9675
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square, 2001 Market St., Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AW

JG

OATH OR AFFIRMATION

I, Doug Listman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.V.B. Financial Group, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
THERESA COGER, Notary Public
City of Philadelphia, Phila. County
My Commission Expires August 27, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements Pursuant to Rule 17a-5 of the SEC and Report of Independent Registered Public Accounting Firm

J.V.B. Financial Group, LLC (a wholly owned subsidiary of J.V.B. Financial Group Holdings, LP)

December 31, 2015



Grant Thornton LLP
Two Commerce Square
2001 Market St., Suite 700
Philadelphia, PA 19103

T 215.561.4200
F 215.561.1066
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers
J.V.B. Financial Group, LLC

We have audited the accompanying statement of financial condition of J.V.B. Financial Group, LLC (a Delaware Limited Liability Company) (the "Company") as of December 31, 2015, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.V.B. Financial Group, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedule 1 on page 30 has been subjected to audit procedures performed in conjunction with the audit of the Company's basic financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and

accuracy of the information presented in Schedule 1. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania

February 25, 2016

J.V.B. Financial Group, LLC
(a wholly owned subsidiary of JVB Financial Group Holdings, LP)
Statement of Financial Condition
December 31, 2015
(Dollars in thousands)

Assets		
Cash and cash equivalents	$	4,152
Receivables from brokers, dealers, and clearing agencies		39,613
Investments - trading		94,741
Other investments, at fair value		11,568
Receivables under resale agreements		128,011
Other assets		1,485
Total assets	$	279,570
Liabilities and member's equity		
Accounts payable and other liabilities	$	1,039
Payables to brokers, dealers, and clearing agencies		55,779
Accrued compensation		2,137
Due to Parent		617
Securities sold under agreements to repurchase		127,913
Trading securities sold, not yet purchased		39,184
Total liabilities		226,669
Member's equity		52,901
Total member's equity		52,901
Total liabilities and member's equity	$	279,570

See accompanying notes to the financial statements.

J.V.B. Financial Group, LLC
(a wholly owned subsidiary of J.V.B. Financial Group Holdings, LP)
Statement of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

Revenues		
Net trading	$	31,014
Principal transactions and other		(1,516)
New issue and advisory		802
Total revenues		30,300
Operating expenses		
Compensation and benefits		18,784
Business development, occupancy, and equipment		1,412
Subscriptions, clearing, and execution		5,228
Professional fees and other operating		2,006
Depreciation		468
Total operating expenses		27,898
Net income	$	2,402

See accompanying notes to the financial statements.

J.V.B. Financial Group, LLC
(a wholly owned subsidiary of JVB Financial Group Holdings, LP)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2015
(Dollars in thousands)

		Member's equity
Balance at January 1, 2015	$	50,499
Net income		2,402
Balance at December 31, 2015	$	52,901

See accompanying notes to the financial statements.

J.V.B. Financial Group, LLC
(a wholly owned subsidiary of JVB Financial Group Holdings, LP)
Statement of Cash Flows
For the Year Ended December 31, 2015
(Dollars in thousands)

Operating activities		
Net income	$	2,402
Adjustment to reconcile net income to net cash used in operating activities:		
Accretion of income on other investments, at fair value		(2,303)
Depreciation		468
Realized loss on other investments, at fair value		2,198
Change in unrealized loss on other investments, at fair value		1,687
Changes in operating assets and liabilities:		
Decrease in investments-trading, net		32,007
Decrease in trading securities sold, not yet purchased, net		(9,556)
Increase in receivables under resale agreements, net		(26,336)
Increase in securities sold under agreements to repurchase, net		26,057
Change in receivables from / payables to brokers, dealers, and clearing agencies, net		(30,857)
Change in receivables due from / due to Parent, net		(2)
Decrease in other assets		387
Decrease in accounts payable and other liabilities		(347)
Increase in accrued compensation		154
Net cash used in operating activities		(4,041)
Investing activities		
Sales of other investments, at fair value		3,371
Return of principal of other investments, at fair value		4,864
Purchases of furniture, equipment, and leasehold improvements		(386)
Net cash provided by investing activities		7,849
Financing activities		
Draws from Parent under line of credit agreement		4,500
Repayments to Parent under line of credit agreement		(4,500)
Net cash provided by financing activities		-
Net increase in cash and cash equivalents		3,808
Cash and cash equivalents at the beginning of the year		344
Cash and cash equivalents at the end of the year	$	4,152

See accompanying notes to the financial statements.

J.V.B. Financial Group, LLC
(a wholly owned subsidiary of J.V.B. Financial Group Holdings, LP)
Notes to the financial statements
December 31, 2015
(Dollars in Thousands)

1. COMPANY AND FORMATION

J.V.B. Financial Group, LLC (the "Company") is a wholly-owned limited liability company of J.V.B. Financial Group Holdings, LP (the "Parent").

The Parent is a wholly-owned subsidiary of IFMI, LLC (the "Operating LLC"), which is a majority owned subsidiary of Institutional Financial Markets, Inc. ("IFMI").

The Company is a Delaware Limited Liability Company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Additionally, the Company is a member of the Securities Investor Protection Corporation (SIPC).

The Company's customers are predominately institutional investors including brokers and dealers, commercial banks, asset managers, hedge funds and other financial institutions. The Company clears its transactions through clearing brokers on a fully disclosed basis. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph k(2)(ii) of that rule.

2. BASIS OF PRESENTATION

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company has evaluated subsequent events through the date and the time the financial statements were available to be issued on February 25, 2016.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A . Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B . Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments that have original maturities of three months or less. The Company maintains deposits in excess of federally insured limits and maintains funds in short term investment accounts that are not covered by federal insurance. However, management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which these cash and cash equivalents are held. To date, the Company has not experienced any losses on cash and cash equivalents.

C. Receivables from and Payables to Brokers, Dealers, and Clearing Agencies

The Company clears all of its securities transactions, other than collateralized securities transactions, with Pershing, LLC. For its collateralized securities transactions, it clears through Societe Generale Americas Securities, LLC.

(Dollars in Thousands)

Receivables from brokers, dealers and clearing agencies consist of the following: (i) deposits with the Company's clearing brokers, to support the Company's securities trading activities (ii) cash received by the Company upon execution of short trades that is restricted from withdrawal by the clearing agent; and (ii) net settlement receivables for securities sold and trades made with various counterparties that had not settled at December 31, 2015. The receivables are short term in nature.

Payables to brokers, dealers and clearing agencies consist of the margin payable with the Company's clearing broker. These payables are short term in nature. See note 4.

D. Financial Instruments

The Company accounts for its investment securities at fair value under various accounting literature including FASB Accounting Standards Codification ("ASC") 320, Investments — Debt and Equity Securities ("FASB ASC 320"), pertaining to investments in debt and equity securities and the fair value option of financial instruments in FASB ASC 825, Financial Instruments ("FASB ASC 825").

Certain of the Company's assets and liabilities are required to be measured at fair value. For those assets and liabilities, the Company determines fair value according to the fair value measurement provisions included in FASB ASC 820, Fair Value Measurements and Disclosures ("FASB ASC 820"). FASB ASC 820 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and requires additional disclosures about fair value measurements. The definition of fair value focuses on the price that would be received to sell the asset or paid to transfer the liability between market participants at the measurement date (an exit price). An exit price valuation will include margins for risk even if they are not observable. FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels ("level 1, 2 and 3").

FASB ASC 320 requires that the Company classify its investments as either (i) held to maturity, (ii) available for sale, or (iii) trading. This determination is made at the time a security is purchased. FASB ASC 320 requires that both trading and available for sale securities are to be carried at fair value. However, in the case of trading assets, both unrealized and realized gains and losses are recorded in the statement of operations. For available for sale securities, only realized gains and losses are recognized in the statement of operations while unrealized gains and losses are recognized as a component of other comprehensive income.

In the period presented, all securities were either classified as trading or available for sale. No securities were classified as held to maturity. Furthermore, the Company elected the fair value option, in accordance with FASB ASC 825, for all securities that were classified as available for sale. Therefore, for the period presented, all securities owned by the Company were accounted for at fair value with unrealized and realized gains and losses recorded in the statement of operations.

All securities that are classified as trading are included in investments-trading. However, when the Company acquires an investment that is classified as available for sale, but for which the Company elected the fair value option under FASB ASC 825, the investment is classified as other investments, at fair value.

The determination of fair value is based on either quoted market prices of an active exchange, independent broker market quotations, market price quotations from third party pricing services, or, when independent broker quotations or market price quotations from third party pricing services are unavailable, valuation models prepared by the Company's management. These models include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange.

Investments-trading

Unrealized and realized gains and losses on securities classified as investments-trading are recorded in net trading in the statement of operations. See note 5.

Other Investments, at fair value

Unrealized and realized gains and losses on securities classified as other investments, at fair value are recorded as a component of principal transactions and other income in the statement of operations. See note 5.

Trading Securities Sold, Not Yet Purchased

Trading securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. The Company is obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected on the statement of financial condition. Unrealized and realized gains and losses on trading securities sold, not yet purchased are recorded in net trading in the statement of operations. See note 5.

E. Derivative Financial Instruments

FASB ASC 815, Derivatives and Hedging ("FASB ASC 815"), provides for optional hedge accounting. When a derivative is deemed to be a hedge and certain documentation and effectiveness testing requirements are met, reporting entities are allowed to record all or a portion of the change in the fair value of a designated hedge as an adjustment to other comprehensive income ("OCI") rather than as a gain or loss in the statements of operations. To date, the Company has not designated any derivatives as hedges under the provisions included in FASB ASC 815.

Derivative financial instruments are recorded at fair value and are included as a component of investments-trading or trading securities sold, not yet purchased. See note 7.

The Company may, from time to time, enter into derivatives to manage its risk exposures (i) arising from fluctuations in foreign currency rates with respect to the Company's investments in foreign currency denominated investments; (ii) arising from the Company's investments in interest sensitive investments; and (iii) arising from the Company's facilitation of mortgage-backed trading. Derivatives entered into by the Company, from time to time, may include (i) foreign currency forward contracts; (ii) purchase and sale agreements of TBAs and other forward agency MBS contracts; and (iii) other extended settlement trades.

TBAs are forward contracts to purchase or sell mortgage-backed securities whose collateral remain "to be announced" until just prior to the trade settlement. In addition to TBAs, the Company sometimes enters into forward purchases or sales of agency mortgage-backed securities where the underlying collateral has been identified. These transactions are referred to as other forward agency MBS contracts. TBAs and other forward agency MBS contracts are accounted for as derivatives by the Company under FASB ASC 815. The settlement of these transactions is not expected to have a material effect on the Company's consolidated financial statements.

In addition to TBAs and other forward agency MBS contracts, the Company may from time to time enter into other securities or loan trades that do not settle within the normal securities settlement period. In those cases, the purchase or sale of the security or loan is not recorded until the settlement date. However, from the trade date until the settlement date, the Company's interest in the security is accounted for as a derivative as either a forward purchase commitment or forward sale commitment.

Derivatives involve varying degrees of off-balance sheet risk, whereby changes in the level or volatility of interest rates or market values of the underlying financial instruments may result in changes in the value of a particular financial instrument in excess of its carrying amount. Depending on the Company's investment strategy, realized and unrealized gains and losses are recognized in principal transactions and other income or in net trading in the Company's statement of operations on a trade date basis.

The Company does not offset the fair value of derivatives from the right to reclaim or the obligation to return collateral as allowed for in ASC 815.

F. Variable Interest Entities

FASB ASC 810, Consolidation ("FASB ASC 810") contains the guidance surrounding the definition of variable interest entities ("VIEs"), the definition of variable interests, and the consolidation rules surrounding VIEs. In general, VIEs are entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company has variable interests in VIEs through its investments in various securitization entities including CLOs and CDOs.

Once it is determined that the Company holds a variable interest in a VIE, FASB ASC 810 requires that the Company perform a qualitative analysis to determine (i) which entity has the power to direct the matters that most significantly impact the VIE's financial performance; and (ii) if the Company has the obligation to absorb the losses of the VIE that could potentially be significant to the VIE or the right to receive the benefits of the VIE that could potentially be significant to the VIE. The entity that has both of these characteristics is deemed to be the primary beneficiary and required to consolidate the VIE. This assessment must be done on an ongoing basis. See note 5.

G . Collateralized Securities Transactions

The Company may enter into transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements" or "receivables under resale agreements") or sales of securities under agreements to repurchase ("repurchase agreements") which are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. The resulting interest income and expense are included in net trading in the statement of operations. See note 8 and 9.

In the case of reverse repurchase agreements, the Company generally takes possession of securities as collateral. Likewise, in the case of repurchase agreements, the Company is required to provide the counterparty with securities as collateral.

In certain cases a repurchase agreement and a reverse repurchase agreement may be entered into with the same counterparty. If certain requirements are met, the offsetting provisions included in FASB ASC 210, Balance Sheet ("FASB ASC 210"), allow (but do not require) the reporting entity to net the asset and liability on the statement of financial condition. It is the Company's policy to present the assets and liabilities on a gross basis even if the conditions described in offsetting provisions included in FASB ASC 210 are met.

The Company classifies reverse repurchase agreements as a separate line item within the assets section of the Company's statement of financial condition. The Company classifies repurchase agreements as a separate line item within the liabilities section of the Company's statement of financial condition.

In the case of reverse repurchase agreements, if the counterparty does not meet its contractual obligation to return securities used as collateral, or does not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company's policy to control this risk is monitoring the market value of securities pledged or used as collateral on a daily basis and requiring adjustments in the event of excess market exposure.

In the case of repurchase agreements, if the counterparty makes a margin call and the Company is unable or unwilling to meet the margin call, the counterparty can sell the securities to repay the obligation. The Company is at risk that the counterparty may sell the securities at unfavorable market prices and the Company may sustain significant losses. The Company controls this risk by monitoring its liquidity position to ensure it has sufficient cash or liquid securities to meet margin calls.

In the normal course of doing business, the Company enters into reverse repurchase agreements that permit it to re-pledge or resell the securities to others.

J.V.B. Financial Group, LLC
(a wholly owned subsidiary of J.V.B. Financial Group Holdings, LP)
Notes to the financial statements
December 31, 2015
(Dollars in Thousands)

H . Revenue Recognition

Net trading: Net trading includes: (i) all gains, losses, and income (interest and dividend) from securities classified as investments-trading and trading securities sold, not yet purchased; (ii) interest income and expense from collateralized securities transactions; and (iii) commissions and riskless trading profits. Riskless trades are transacted through the Company's proprietary account with a customer order in hand, resulting in little or no market risk to the Company. Transactions that settle in the regular way are recognized on a trade date basis. Extended settlement transactions are recognized on a settlement date basis. The investments classified as trading are carried at fair value. The determination of fair value is based on quoted market prices of an active exchange, independent broker market quotations, market price quotations from third party pricing services or, when independent broker quotations or market price quotations from third party pricing services are unavailable, valuation models prepared by the Company's management. The models include estimates, and the valuations derived from them could differ materially from amounts realizable in an open market exchange. Net trading is reduced by interest expense which is directly incurred to purchase income generating assets related to trading activities such as margin interest. Such interest expense is recorded on an accrual basis. See note 9.

New issue and advisory: New issue and advisory revenue includes: (i) origination fees for financial instruments originated by the Company; (ii) revenue from advisory services; and (iii) new issue revenue associated with arranging the issuance of and placing newly created financial instruments. New issue and advisory revenue is recognized when all services have been provided and payment is earned.

Principal transactions and other income: Principal transactions include all gains, losses, and income (interest and dividend) from financial instruments classified as other investments, at fair value in the statement of financial condition.

The investments classified as other investments, at fair value are carried at fair value. The determination of fair value is based on quoted market prices of an active exchange, independent broker market quotations, market price quotations from third party pricing services, or, when independent broker quotations or market price quotations from third party pricing services are unavailable, valuation models prepared by the Company's management. These models include estimates, and the valuations derived from them could differ materially from amounts realizable in an open market exchange.

Other income / (loss) includes interest earned on cash and cash equivalents, and other miscellaneous income. See note 9.

I. Leases

The Company is a tenant pursuant to several commercial office leases. All of the Company's leases are currently treated as operating leases. The Company records rent expense on a straight-line basis taking into account minimum rent escalations included in each lease. Any rent expense recorded in excess of amounts currently paid is recorded as deferred rent and included as a component of accounts payable and other liabilities in the statement of financial condition.

J. Recent Accounting Developments

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers* (Topic 606), which replaces existing revenue recognition guidance in Topic 605, *Revenue Recognition*, replaces certain other industry-specific revenue recognition guidance, specifies the accounting for certain costs to obtain or fulfill a contract with a customer and provides recognition and measurement guidance in relation to sales of non-financial assets. The core principle of this ASU is to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU provides guidance on how to achieve this core principle, including how to identify contracts with customers and separate performance obligations in the contract, how to determine and allocate the transaction price to such performance obligations and how to recognize revenue when a performance obligation has been satisfied. The ASU is effective for annual reporting periods, and interim periods within those reporting periods, beginning after December 15, 2016 with early adoption prohibited. The Company will be required to apply the amendments in this ASU using one of the following two methods: (i) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within the ASU; or (ii) retrospective with the cumulative effect of initially applying the ASU recognized at the date of the initial application and providing certain additional disclosures as defined in the ASU. In August

(Dollars in Thousands)

2015, the FASB issued ASU No. 2015-14, *Revenue from Contracts with Customers (Topic 606), Deferral of the Effective Date,* which defers the effective date of ASU No. 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company will adopt the provisions of this ASU effective January 1, 2018 and is currently evaluating the new guidance to determine the impact it will have on its financial statements.

In August 2014, the FASB issued ASU No. 2014-13, *Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity,* which provides a measurement alternative for an entity that consolidates collateralized financing entities. A collateralized financing entity is a variable interest entity with nominal or no equity that holds financial assets and issues beneficial interests in those financial assets. The beneficial interests, which are financial liabilities of the collateralized financing entity, have contractual recourse only to the related assets of the collateralized financing entity. If elected, the alternative method results in the reporting entity measuring both the financial assets and financial liabilities of the collateralized financing entity using the more observable of the two fair value measurements, which effectively removes measurement differences between the financial assets and financial liabilities of the collateralized financing entity previously recorded as net income (loss) attributable to non-controlling and other beneficial interests and as an adjustment to appropriated retained earnings. The reporting entity continues to measure its own beneficial interests in the collateralized financing entity (other than those that represent compensation for services) at fair value. The ASU is effective for annual periods and interim periods with those annual periods beginning after December 15, 2015. A reporting entity may apply the ASU using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the annual period of adoption. A reporting entity may also apply the ASU retrospectively to all relevant prior periods beginning with the annual period in which ASU No. 2009-17, *Consolidation (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,* was adopted. Early adoption is permitted. The Company is currently evaluating the potential impact on its financial statements and related disclosures.

In January 2015, the FASB issued ASU No. 2015-01, *Income Statement – Extraordinary and Unusual Items (Subtopic 225-20), Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items,* which eliminates from U.S. GAAP the requirement of extraordinary items to be separately classified on the income statement. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The Company will adopt the provisions of this ASU effective January 1, 2016 and is currently evaluating the new guidance to determine the impact it may have on the Company's consolidated financial statements.

In February 2015, the FASB issued ASU No. 2015-02, *Consolidation (Topic 810) – Amendments to the Consolidation Analysis,* which makes targeted amendments to the current consolidation guidance and ends the deferral granted to investment companies from applying the Variable Interest Entity ("VIE") guidance. The revised consolidation guidance, among other things, (i) modifies the evaluation of whether limited partnerships and similar legal entities are VIEs or voting interest entities, (ii) eliminates the presumption that a general partner should consolidate a limited partnership, and (iii) modifies the consolidation analysis of reporting entities that are involved with VIEs through fee arrangements and related party transactions. The standard is effective for the Company beginning on January 1, 2016, however, early adoption is allowed, including in any interim period. The Company is currently evaluating the impact of this ASU on its financial statements.

In June 2015, the FASB issued ASU No. 2015-10, *Technical Corrections and Improvements* which covers a wide range of Topics in the Codification. The amendments in this ASU represent changes to clarify the Codification, correct unintended application of guidance, or make minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The transition guidance varies based on the amendments in this ASU. The amendments in this ASU that require transition guidance are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. All other amendments are effective upon the issuance of this ASU. The Company does not expect that the adoption of this ASU will have a material impact on its financial statements and disclosures.

(Dollars in Thousands)

In September 2015, the FASB issued ASU No. 2015-16, *Business Combinations (Topic 805), Simplifying the Accounting for Measurement-Period Adjustments*, which includes amendments that eliminate the requirement to restate prior period financial statements for measurement period adjustments following a business combination. The new guidance requires that the cumulative impact of a measurement period adjustment (including the impact on prior periods) be recognized in the reporting period in which the adjustment is identified. The prior period impact of the adjustment should be either presented separately on the face of the income statement or disclosed in the notes to the financial statements. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The Company is currently evaluating the impact of these amendments on the presentation in its consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01 *Financial Instruments-Overall (subtopic 825-10)*. The revised guidance makes the following changes: (i) requires equity investments with readily determinable fair value (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; (ii) allows an entity to choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer; (iii) simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value; (iv) eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities; (v) eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; (vi) requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; (vii) requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments; (viii) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; (ix) clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity's other deferred tax assets. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For non-public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of these amendments on the presentation in its consolidated financial statements.

K. Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments. These determinations were based on available market information and appropriate valuation methodologies. Considerable judgment is required to interpret market data to develop the estimates and, therefore, these estimates may not necessarily be indicative of the amount the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash and cash equivalents: Cash is carried at historical cost, which is assumed to approximate fair value. The estimated fair value measurement of cash and cash equivalents is classified within level 1 of the valuation hierarchy.

Investments-trading: These amounts are carried at fair value. The fair value is based on either quoted market prices of an active exchange, independent broker market quotations, market price quotations from third party pricing services, or valuation models when quotations are not available. See note 6 for disclosures about the categorization of the fair value measurements of investments-trading within the three level fair value hierarchy.

Other investments, at fair value: These amounts are carried at fair value. The fair value is based on quoted market prices of an active exchange, independent broker market quotations, or valuation models when quotations are not available. See note 6 for disclosures concerning the categorization of the fair value measurements of other investments, at fair value within the three level fair value hierarchy.

Receivables under resale agreements: Receivables under resale agreements are carried at their contracted resale price, have short-term maturities, and are re-priced frequently or bear market interest rates and, accordingly, these contracts are at amounts that approximate fair value. The estimated fair value measurements of receivables under resale agreements are based on observations of actual market activity and are generally classified within level 2 of the fair value hierarchy.

Trading securities sold, not yet purchased: These amounts are carried at fair value. The fair value is based on quoted market prices of an active exchange, independent market quotations, market price quotations from third party pricing services, or valuation models when quotations are not available. See note 6 for disclosures concerning the categorization of the fair value measurements of trading securities sold, not yet purchased within the three level fair value hierarchy.

Securities sold under agreements to repurchase: The liabilities for securities sold under agreements to repurchase are carried at their contracted repurchase price, have short-term maturities, and are repriced frequently with amounts normally due in one month or less and, accordingly, these contracts are at amounts that approximate fair value. The estimated fair value measurements of securities sold under agreements to repurchase are based on observations of actual market activity and are generally classified within level 2 of the fair value hierarchy.

Derivatives: These amounts are carried at fair value. Derivatives may be included as a component of investments-trading; trading securities sold, not yet purchased; and other investments, at fair value. See notes 7 and 9. The fair value is generally based on quoted market prices on an exchange that is deemed to be active for derivative instruments such as foreign currency forward contracts and Eurodollar futures. For derivative instruments, such as TBAs and other forward agency MBS contracts, the fair value is generally based on market price quotations from third party pricing services. See note 6 for disclosures concerning the categorization of the fair value measurements within the three level fair value hierarchy.

J.V.B. Financial Group, LLC
(a wholly owned subsidiary of J.V.B. Financial Group Holdings, LP)
Notes to the financial statements
December 31, 2015
(Dollars in Thousands)

4. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, AND CLEARING AGENCIES

Amounts receivable from and payable to brokers, dealers, and clearing agencies consist of the following as of December 31, 2015:

RECEIVABLES FROM BROKERS, DEALERS AND CLEARING AGENCIES
(Dollars in Thousands)

	December 31, 2015
Deposits with clearing organizations	$ 750
Unsettled regular way trades, net	4,367
Receivable from clearing organizations	34,496
Receivables from brokers, dealers and clearing agencies	$ 39,613

PAYABLES TO BROKERS, DEALERS AND CLEARING AGENCIES
(Dollars in Thousands)

	December 31, 2015
Margin payable	$ 55,779
Payables to brokers, dealers and clearing agencies	$ 55,779

Deposits with clearing organizations represent contractual amounts the Company is required to deposit with its clearing agents: Pershing, LLC and Societe Generale Americas Securities, LLC.

Regular way securities transactions are recorded on a trade date, as if they had settled. The related amounts receivable and payable for unsettled securities transactions are recorded net in receivables from or payables to brokers, dealers, and clearing agencies on the Company's statement of financial condition.

Receivables from clearing organizations are primarily comprised of cash received by the Company upon execution of short trades that is restricted from withdrawal by the clearing agent.

Margin payable represents amounts borrowed from Pershing, LLC to finance the Company's trading portfolio. Effectively, all of the Company's trading assets and deposits with clearing organizations serve as collateral for the margin payable. See notes 5 and 9.

J.V.B. Financial Group, LLC
(a wholly owned subsidiary of J.V.B. Financial Group Holdings, LP)
Notes to the financial statements
December 31, 2015
(Dollars in Thousands)

5. FINANCIAL INSTRUMENTS

Investments-Trading

The following table provides a detail of the investments classified as investments-trading as of December 31, 2015:

INVESTMENTS - TRADING
(Dollars in Thousands)

		December 31, 2015
U.S. government agency MBS and CMOs	$	3,225
U.S. government agency debt securities		12,737
RMBS		98
U.S. Treasury securities		1,355
Other ABS		2,048
SBA loans		29,931
Corporate bonds and redeemable preferred stock		19,873
Municipal bonds		24,053
Certificates of deposit		263
Derivatives		1,158
Investments-trading	$	94,741

Trading Securities Sold, Not Yet Purchased

The following table provides detail of trading securities sold, not yet purchased as of December 31, 2015:

TRADING SECURITIES SOLD, NOT YET PURCHASED
(Dollars in Thousands)

		December 31, 2015
U.S. Treasury securities	$	12,050
Corporate bonds and redeemable preferred stock		25,851
Municipal bonds		20
Derivatives		1,181
Equity securities		82
Trading securities sold, not yet purchased	$	39,184

The Company may manage its exposure to changes in interest rates for the interest rate sensitive securities it holds by entering into offsetting short positions for similar securities.

The Company included the change in unrealized gains from both investments-trading and trading securities sold, not yet purchased in the amount of $296 in net trading revenue for the year ended December 31, 2015.

Other investments, at fair value

The following table provides detail of other investments, at fair value as of December 31, 2015:

OTHER INVESTMENTS, AT FAIR VALUE
(Dollars in Thousands)

	December 31, 2015		
	Amortized Cost	Carrying Value	Unrealized Gain(Loss)
CLOs			
Cedar Funding III CLO	1,975	1,701	(274)
Galaxy CLO LTD	2,217	1,607	(610)
Highbridge Loan Management 3-2015	2,260	1,971	(289)
ING CLO	2,245	1,749	(496)
Newmark Capital Funding 2015-2A Inc	2,003	1,607	(396)
Shackleton CLO	2,158	1,629	(529)
A Voce CLO LTD	2,019	1,304	(715)
Other investments, at fair value	$ 14,877	$ 11,568	$ (3,309)

As of December 31, 2015 and for the year ended December 31, 2015, all other investments, at fair value have been comprised of interests in CLOs. Each of the underlying CLOs are VIEs. The Company has determined it is not the primary beneficiary of the CLOs and therefore has not consolidated the CLOs. The Company has no other interest in these CLOs and has no guarantees explicit or implied. Therefore, the total exposure the Company has to these VIEs is the carrying value of the assets shown above. This represents the Company's maximum exposure to loss in non-consolidated VIEs.

The Company has treated these investments as available for sale investments. However, in each case, the Company has made the fair value election. Therefore, all gains and losses (both realized and unrealized) have been included in the statement of operations.

All of these investments represent an interest in the most junior tranche of the CLO. These investments do not have a stated yield or interest rate. Rather, the cash flows distributed represent the residual interest. The Company estimates the yield to maturity on these investments by projecting the underlying cash flows. The Company recognizes income based on this yield (which is adjusted each quarter based on the most current information available). The income is included as a component of principal transactions and other in the statement of operations. Any income recognized increases the cost basis of the investment. Each reporting period, the Company estimates the fair value of these investments and records an adjustment for the unrealized gain or loss which is also included in principal transactions and other income in the statement of operations. See note 6 and 9.

6. FAIR VALUE DISCLOSURES

Fair Value Option

The Company has elected to account for certain of its other financial assets at fair value under the fair value option provisions of FASB ASC 825. The primary reason for electing the fair value option is to reduce the burden of monitoring the differences between the cost and the fair value of the Company's other investments, at fair value, including the assessment as to whether the declines are temporary in nature and to further remove an element of management judgment.

The changes in fair value (realized and unrealized gains and losses) of these instruments for which the Company has elected the fair value option are recorded in principal transactions and other income in the statement of operations. All of the investments for which the Company has elected the fair value option are included as a component of other investments, at fair value in the statement of financial condition. See note 5.

Fair Value Measurements

In accordance with FASB ASC 820, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three level fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the hierarchy under FASB ASC 820 are described below:

Level 1 Financial assets and liabilities whose values are based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 Financial assets and liabilities whose values are based on one or more of the following:

1. Quoted prices for similar assets or liabilities in active markets;
2. Quoted prices for identical or similar assets or liabilities in non-active markets;
3. Pricing models whose inputs, other than quoted prices, are observable for substantially the full term of the asset or liability; or
4. Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.

Level 3 Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the level 3 category presented in the tables below may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

A review of the fair value hierarchy classifications is conducted on an annual basis. Changes in the type of inputs may result in a reclassification for certain financial assets or liabilities. There were no transfers between any levels of the fair value hierarchy during the year ended December 31, 2015.

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2015 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value.

FAIR VALUE MEASUREMENTS ON A RECURRING BASIS
December 31, 2015
(Dollars in Thousands)

	Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Investments-trading:				
U.S. government agency MBS and CMOs	$ 3,225	$ -	$ 3,225	$ -
U.S. government agency debt securities	12,737	-	12,737	-
RMBS	98	-	98	-
U.S. Treasury securities	1,355	1,355	-	-
Other ABS	2,048	-	2,048	-
SBA loans	29,931	-	29,931	-
Corporate bonds and redeemable preferred stock	19,873	-	19,873	-
Municipal bonds	24,053	-	24,053	-
Certificates of deposit	263	-	263	-
Derivatives	1,158	-	1,158	-
Total investments - trading	$ 94,741	$ 1,355	$ 93,386	$ -
Other investments, at fair value				
CLOs				
Cedar Funding III CLO	1,701	-	-	1,701
Galaxy CLO LTD	1,607	-	-	1,607
Highbridge Loan Management 3-2015	1,971	-	-	1,971
ING CLO	1,749	-	-	1,749
Newmark Capital Funding 2015-2A Inc	1,607	-	-	1,607
Shackleton CLO	1,629	-	-	1,629
A Voce CLO LTD	1,304	-	-	1,304
Total other investments, at fair value	$ 11,568	$ -	$ -	$ 11,568
Liabilities				
Trading securities sold, not yet purchased:				
U.S. Treasury securities	$ 12,050	$ 12,050	$ -	$ -
Corporate bonds and redeemable preferred stock	25,851	-	25,851	-
Municipal bonds	20	-	20	-
Derivatives	1,181	-	1,181	-
Equity securities	82	82	-	-
Total trading securities sold, not yet purchased	$ 39,184	$ 12,132	$ 27,052	$ -

U.S. Government Agency MBS and CMOs: These are securities that are generally traded over-the-counter. The Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices or market price quotations from third party pricing services. These valuations are based on a market approach. This is considered a level 2 valuation in the hierarchy.

U.S. Government Agency Debt Securities: Callable and non-callable U.S. government agency debt securities are measured primarily based on quoted market prices obtained from third party pricing services. Non-callable U.S. government agency debt securities are generally classified within level 1 and callable U.S. government agency debt securities are classified within level 2 of the valuation hierarchy.

RMBS and CMBS: The Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices or market price quotations from third party pricing services. These valuations are based on a market approach. The Company generally classifies the fair value of these securities based on third party quotations within level 2 of the valuation hierarchy.

U.S. Treasury Securities: U.S. Treasury securities include U.S. Treasury bonds and notes and the fair values of the U.S. Treasury securities are based on quoted prices in active markets. Valuation adjustments are not applied. The Company classifies the fair value of these securities within level 1 of the valuation hierarchy.

CLOs, CDOs and ABS: CLOs, CDOs, and ABS are interests in securitizations. ABS may include, but are not limited to, securities backed by auto loans, credit card receivables, or student loans. Where the Company is able to obtain independent market quotations from at least two broker-dealers and where a price within the range of at least two broker-dealers is used or market price quotations from third party pricing services is used, these interests in securitizations will generally be classified as level 2 of the valuation hierarchy. These valuations are based on a market approach. The independent market quotations from broker-dealers are generally nonbinding. The Company seeks quotations from broker-dealers that historically have actively traded, monitored, issued, and been knowledgeable about the interests in securitizations. The Company generally believes that to the extent that it (1) receives two quotations in a similar range from broker-dealers knowledgeable about these interests in securitizations, and (2) believes the broker-dealers gather and utilize observable market information such as new issue activity in the primary market, trading activity in the secondary market, credit spreads versus historical levels, bid-ask spreads, and price consensus among market participants and sources, then classification as level 2 of the valuation hierarchy is appropriate. In the absence of two broker-dealer market quotations, a single broker-dealer market quotation may be used without corroboration of the quote in which case the Company generally classifies the fair value within level 3 of the valuation hierarchy.

If quotations are unavailable, prices observed by the Company for recently executed market transactions may be used or valuation models prepared by the Company's management may be used, which are based on an income approach. These models prepared by the Company's management include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange. Each CLO and CDO position is evaluated independently taking into consideration available comparable market levels, underlying collateral performance and pricing, deal structures, and liquidity. Fair values based on internal valuation models prepared by the Company's management are generally classified within level 3 of the valuation hierarchy.

Establishing fair value is inherently subjective (given the volatile and sometimes illiquid markets for certain interests in securitizations) and requires management to make a number of assumptions, including assumptions about the future of interest rates, discount rates and the timing of cash flows. The assumptions the Company applies are specific to each security. Although the Company may rely on internal calculations to compute the fair value of certain interest in securitizations, the Company requests and considers indications of fair value from third party pricing services to assist in the valuation process.

SBA Loans: SBA loans include loans and SBA interest only strips. In the case of loans, the Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices, internal valuation models using observable inputs, or market price quotations from third party pricing services. The Company generally classifies these investments within level 2 of the valuation hierarchy. These valuations are based on a market approach. SBA interest only strips do not trade in an active market with readily available prices. Accordingly, the Company generally uses valuation models to determine fair value and

classifies the fair value of the SBA interest only strips within either level 2 or level 3 of the valuation hierarchy depending if the inputs to the model are observable or not.

Corporate Bonds and Redeemable Preferred Stock: The Company uses recently executed transactions or third party quotations from independent pricing services to arrive at the fair value of its investments in corporate bonds, redeemable preferred stock, and foreign government bonds. These valuations are based on a market approach. The Company generally classifies the fair value of these bonds within level 2 of the valuation hierarchy. In instances where the fair values of securities are based on quoted prices in active markets (for example with redeemable preferred stock), the Company classifies the fair value of these securities within level 1 of the valuation hierarchy.

Municipal Bonds: Municipal bonds, which include obligations of U.S. states, municipalities, and political subdivisions, primarily include bonds or notes issued by U.S. municipalities. The Company generally values these securities using third party quotations such as market price quotations from third party pricing services. The Company generally classifies the fair value of these bonds within level 2 of the valuation hierarchy. The valuations are based on a market approach. In instances where the Company is unable to obtain reliable market price quotations from third party pricing services, the Company will use its own internal valuation models. In these cases, the Company will classify such securities as level 3 within the hierarchy until it is able to obtain third party pricing.

Equity Securities: The fair value of equity securities that represent investments in publicly traded companies (common or preferred shares, options, warrants, and other equity investments) are determined using the closing price of the security as of the reporting date. These are securities which are traded on a recognized liquid exchange. This is considered a level 1 value in the valuation hierarchy.

In some cases, the Company has owned options or warrants in newly publicly traded companies when the option or warrant itself is not publicly traded. In those cases, the Company used an internal valuation model and classified the investment within level 3 of the valuation hierarchy. The non-exchange traded equity options and warrants were measured using the Black-Scholes model with key inputs impacting the valuation including the underlying security price, implied volatility, dividend yield, interest rate curve, strike price, and maturity date. Once the securities underlying the options or warrants (not the options or warrants themselves) have quoted prices available in an active market, the Company attributes a value to the warrants using the Black-Scholes model based on the respective price of the options or warrants and the quoted prices of the securities underlying the options or warrants and key observable inputs. In this case, the Company will generally classify the options or warrants as level 2 within the valuation hierarchy because the inputs to the valuation model are now observable. If the option or warrant itself begins to trade on a liquid exchange, the Company will discontinue using a valuation model and will begin to use the public exchange price at which point it will be classified as level 1 in the valuation hierarchy.

Certificates of Deposit: The fair value of certificates of deposit is estimated using valuations provided by third party pricing services. Certificates of deposit are generally categorized in level 2 of the valuation hierarchy.

Derivatives

TBAs and Other Forward Agency MBS Contracts

The Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices or market price quotations from third party pricing services. TBAs and other forward agency MBS contracts are generally classified within level 2 of the fair value hierarchy. If there is limited transaction activity or less transparency to observe market based inputs to valuation models, TBAs and other forward agency MBS contracts are classified in level 3 of the fair value hierarchy. Unrealized gains on TBAs and other forward agency MBS contracts are included in investments-trading on the Company's statement of financial condition and unrealized losses on TBAs and other forward agency MBS contracts are included in trading securities sold, not yet purchased on the Company's statement of financial condition. See note 7.

Other Extended Settlement Trades

When the Company buys or sells a financial instrument that will not settle in the regular time frame, the Company will account for that purchase and sale on the settlement date rather than the trade date. In those cases, the Company accounts for the

transaction between trade date and settlement date as a derivative (as either a purchase commitment or sale commitment). The Company will record an unrealized gain or unrealized loss on the derivative for the difference between the fair value of the underlying financial instrument as of the reporting date and the agreed upon transaction price. The Company will determine the fair value of the financial instrument using the methodologies described above.

Transfers between Hierarchy Levels

The circumstances that would result in transferring certain financial instruments between level 1 and level 2 of the valuation hierarchy would typically be limited to situations where (i) a particular instrument either became traded on an active exchange or ceased to become traded on an active exchange; or, (ii) if management determined that an adjustment was required (or ceased to be required) to the active exchange quote. There were no transfers between levels 1 and 2 of the fair value hierarchy during the year.

The circumstances that would result in transferring certain financial instruments between level 2 and level 3 of the valuation hierarchy would typically include what the Company believes to be a significant change in the availability, utility, and reliability of observable market information such as new issue activity in the primary market, trading activity in the secondary market, credit spreads versus historical levels, bid-ask spreads, and price consensus among market participants and sources. Transfers between level 2 and 3, if any, are detailed below.

Level 3 Financial Assets and Liabilities

Financial Instruments Measured at Fair Value on a Recurring Basis

The following table presents additional information about assets and liabilities measured at fair value on a recurring basis and for which the Company has utilized level 3 inputs to determine fair value.

Level 3 Rollforward
(Dollars in Thousands)

	2015	
Balance at January 1, 2015	$	21,385
Purchases		-
Sales		(3,371)
Return of investment		(4,864)
Unrealized gains / (losses)		(1,687)
Realized gains / (losses)		(2,198)
Accretion of income		2,303
Transfers in / (out) of level 3		-
Balance at December 31, 2015	$	11,568

Realized loss includes losses realized on sale and impairment charges. During 2015, the Company recognized unrealized loss of $1,687 included in earnings for level 3 assets held at the end of the reporting period.

The following table summarizes the key model inputs used in determining the level 3 fair value:

QUANTITATIVE INFORMATION ABOUT LEVEL 3 FAIR VALUE MEASUREMENTS
(Dollars in Thousands)

	Fair Value December 31, 2015	Valuation Technique	Significant Unobservable Inputs	Weighted Average	Range of Significant Inputs
Assets					
Other investments, at fair					
CLOs	$ 11,568	Discounted Cash Flow Model	Yield	20.1%	16% - 30%
			Duration (years)	6.6	6.3 - 7.6
			Default rate	2.0%	2.0%

The Company uses a discounted cash flow model to determine the fair value of its investments in CLOs. Changes in the yield, duration, and default rate assumptions would impact the fair value determined. The longer the duration, the lower the fair value of the investment. The higher the yield, the lower the fair value of the investment. The higher the default rate, the lower the fair value of the investment.

7. DERIVATIVE FINANCIAL INSTRUMENTS

TBAs and Other Forward Agency MBS Contracts

The Company enters into TBAs and other forward agency MBS transactions for three main reasons.

(i) The Company trades U.S. government agency obligations. In connection with these activities, the Company may be required to maintain inventory in order to facilitate customer transactions. In order to mitigate exposure to market risk, the Company may enter into the purchase and sale of TBAs and other forward agency MBS contracts.

(ii) The Company also enters into TBAs and other forward agency MBS contracts in order to assist clients (generally small to mid-size mortgage loan originators) in hedging the interest rate risk associated with the mortgages owned by these clients.

(iii) Finally, the Company may enter into TBAs and other forward agency MBS contracts on a speculative basis.

The Company carries the TBAs and other forward agency MBS contracts at fair value and includes them as a component of investments—trading or trading securities sold, not yet purchased in the Company's statement of financial condition.

At December 31, 2015, the Company had open TBAs and other forward agency MBS contracts sale agreements in the notional amount of $699,460 and open purchase agreements in the notional amount of $677,450. Unrealized gain on TBAs and other forward agency MBS contracts of $1,158 is included as a component of investments – trading and unrealized loss on TBAs and other forward agency MBS contracts s of $1,181 is included as a component of securities sold, not yet purchased in the statement of financial condition as of December 31, 2015.

Other Extended Settlement Trades

When the Company buys or sells a financial instrument that will not settle in the regular time frame, the Company will account for that purchase and sale on the settlement date rather than the trade date. In those cases, the Company accounts for the transaction between trade date and settlement date as a derivative as either a forward purchase commitment or a forward sale

(Dollars in Thousands)

commitment. The Company will record an unrealized gain or unrealized loss on the derivative for the difference between the fair value of the underlying financial instrument as of the reporting date and the agreed upon transaction price. At December 31, 2015, the Company $3,075 notional of open forward purchase commitments and no open forward sale commitments. No unrealized gain or loss is included in investments – trading or securities sold, not yet purchased as of December 31, 2015.

8. COLLATERALIZED SECURITIES TRANSACTIONS

The Company may enter into transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements" or "receivables under resale agreements") or sales of securities under agreements to repurchase ("repurchase agreements") which are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. The resulting interest income and expense are included in net trading in the statement of operations. See note 9.

In the case of reverse repurchase agreements, the Company generally takes possession of securities as collateral. Likewise, in the case of repurchase agreements, the Company is required to provide the counterparty with securities as collateral.

In certain cases a repurchase agreement and a reverse repurchase agreement may be entered into with the same counterparty. If certain requirements are met, the offsetting provisions included in FASB ASC 210, Balance Sheet ("FASB ASC 210"), allow (but do not require) the reporting entity to net the asset and liability on the statement of financial condition. It is the Company's policy to present the assets and liabilities on a gross basis even if the conditions described in offsetting provisions included in FASB ASC 210 are met.

The Company classifies reverse repurchase agreements as a separate line item within the assets section of the Company's statement of financial condition. The Company classifies repurchase agreements as a separate line item within the liabilities section of the Company's statement of financial condition.

In the case of reverse repurchase agreements, if the counterparty does not meet its contractual obligation to return securities used as collateral, or does not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company's policy to control this risk is monitoring the market value of securities pledged or used as collateral on a daily basis and requiring adjustments in the event of excess market exposure.

In the case of repurchase agreements, if the counterparty makes a margin call and the Company is unable or unwilling to meet the margin call, the counterparty can sell the securities to repay the obligation. The Company is at risk that the counterparty may sell the securities at unfavorable market prices and the Company may sustain significant losses. The Company controls this risk by monitoring its liquidity position to ensure it has sufficient cash or liquid securities to meet margin calls.

As of December 31, 2015, the fair value of collateral obtained by the Company related to reverse repurchase agreements was $137,232. The fair value of collateral provided by the Company related to repurchase agreements was $137,232.

In the normal course of doing business, the Company enters into reverse repurchase agreements that permit it to re-pledge or resell the securities to others. All of the collateral currently held for reverse repurchase agreements is re-pledged as collateral for the Company's repurchase agreements.

The following table is a summary of the remaining contractual maturity of the gross obligations under repurchase agreements accounted for as secured borrowings:

Repurchase Agreements Accounted for as Secured Borrowings
(Dollars in Thousands)
December 31, 2015

	Remaining Contractual Maturity of the Agreements				
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Collateral Type:					
U.S. government agency MBS	$ -	$ 127,913	$ -	$ -	$ 127,913
	$ -	$ 127,913	$ -	$ -	$ 127,913
Gross amount of recognized					$ 127,913

9. NET TRADING AND PRINCIPAL TRANSACTIONS AND OTHER INCOME.

The following table shows the components of net trading included in revenue in the statement of operations for the year ended December 31, 2015:

NET TRADING
(Dollars in Thousands)

	2015
Net realized gains / (losses) on investments-trading and securities sold, not yet purchased	$ 26,796
Net unrealized gains / (losses) on investments-trading and securities sold, not yet purchased	296
Interest income on investments-trading, net of interest expense on trading securities sold, not yet purchased	3,034
Interest income on receivables under resale agreements, net of interest expense on securities sold under agreements to repurchase	1,418
Interest expense on margin payable	(548)
Other net trading	18
Net trading	$ 31,014

J.V.B. Financial Group, LLC
(a wholly owned subsidiary of J.V.B. Financial Group Holdings, LP)
Notes to the financial statements
December 31, 2015
(Dollars in Thousands)

The following table shows the components principal transactions and other income in the statement of operations for the year ended December 31, 2015:

PRINCIPAL TRANSACTIONS AND OTHER INCOME
(Dollars in Thousands)

		2015
Income accretion - CLOs	$	2,303
Unrealized loss - CLOs		(1,687)
Realized loss - CLOs		(2,198)
Total principal transactions		(1,582)
Other income / (loss)		66
Total principal transactions and other	$	(1,516)

Realized loss includes losses realized on sale and impairment charges. See note 5 *other investments, at fair value* for discussion of investments in CLOs.

10. OTHER ASSETS

Other assets consist of the following at December 31, 2015:

Other Assets
(Dollars in Thousands)

		December 31, 2015
Furniture, equipment, and leasehold improvements, net	$	261
Interest and other income receivable		937
Prepaid expenses and other miscellaneous assets		287
Other assets	$	1,485

Furniture, Equipment, and Leasehold Improvements, Net
(Dollars in Thousands)

		December 31, 2015
Furniture and equipment	$	1,795
Leasehold improvements		2,068
		3,863
Accumulated depreciation		(3,602)
Furniture, equipment, and leasehold improvements, net	$	261

(Dollars in Thousands)

Furniture and equipment have an estimated useful life of 3 to 5 years. Leasehold improvements have an estimated useful life of 5 to 10 years.

11. ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities consist of accounts payable, accrued expense, and other liabilities incurred that are of a routine and short term nature.

12. ACCRUED COMPENSATION

Accrued compensation consists of salary, commissions, and bonus expense incurred by the Company for services provided by the Company's employees.

13. RETIREMENT PLAN

The Operating LLC maintains a 401(k) savings plan covering substantially all of its employees, including those working on the operations of the Company. During 2015, the Operating LLC matched 50% of employee contributions for all participants not to exceed 3% of their salary. Contributions made to the plan on behalf of the Company were $170 for the year ended December 31, 2015.

14. INCOME TAXES

The Company is treated as a pass-through entity for federal and state tax purposes and incurs no entity level taxes.

No federal or state taxes have been provided on profits of the Company since the member is individually liable for the taxes on its share of the Company's income or loss. In accordance with U.S. GAAP, the Company has defined the threshold for recognizing the benefits of tax return positions in the financial statements as "more likely than not" to be sustained by the applicable taxing authority and requires measurement of a tax position meeting the "more likely than not" threshold, based on the largest benefit that is more than 50 percent likely to be realized. Tax positions not deemed to meet the "more likely than not" threshold are recorded as a tax benefit or expense in the current year. As of and during the year ended December 31, 2015, the Company did not have a liability for any unrecognized tax amounts. However, management's conclusions concerning its determination of "more likely than not" tax positions may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance and ongoing analyses of and changes to tax laws, regulations and interpretations thereof. If applicable, the Company recognizes interest accrued to unrecognized tax benefits in interest expense and penalties in other expenses on the statement of operations. During the year, the Company did not incur any interest or penalties.

15. NET CAPITAL REQUIREMENT

The Company is subject to the net capital provision of Rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. As applied to the Company, the rule requires net capital of $250 as of December 31, 2015. As of December 31, 2015, the Company's net capital was $28,475 which exceeds the minimum requirements by $28,225.

16. RESERVE REQUIREMENTS

As of December 31, 2015, the Company was not subject to the reserve requirements under Rule 15c3-3 of the Securities and Exchange Act of 1934 because it qualifies for an exemption under Rule 15c3-3(k)(2)(ii) as all customer transactions are cleared through Pershing, LLC on a fully disclosed basis. The Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities and therefore has not included the schedules entitled "Computation for

J.V.B. Financial Group, LLC
(a wholly owned subsidiary of J.V.B. Financial Group Holdings, LP)
Notes to the financial statements
December 31, 2015
(Dollars in Thousands)

Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report.

17. COMMITMENTS AND CONTINGENCIES

The Company has agreements with Pershing, LLC and Societe Generale Americas Securities, LLC whereby both companies act as clearing brokers for the Company. Under these agreements, the Company is required to maintain aggregate minimum deposits totaling $750 under the contracts which are included as a component of receivables from brokers, dealers, and clearing agencies in the statement of financial condition.

Indemnifications

The Company, with its clearing agent Pershing, LLC, has a reciprocal indemnification agreement which holds the Company harmless against any losses, claims, liabilities or expenses, including without limitation those asserted by its customers, if any employee or agent of Pershing, LLC has acted improperly.

Contingencies

From time to time, the Company, may be named as a defendant in various legal actions, arbitration claims, and other litigation arising in connection with the conduct of its business activities.

In accordance with FASB ASC 450-20 *Loss Contingencies*, the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Company continues to assess these cases and believes, based on information available to it, that the resolution of any open matters as of the date of this report will not have a material adverse effect on the financial condition of the Company.

Leases

The company incurred net rent expense of $526 for the year ended December 31, 2015. The following table shows the future minimum lease commitments of the Company under operating leases. The table below does not include rent expense allocated from the Parent. Of the $526 in rent expense recognized in 2015, $91 was allocated from the Parent:

FUTURE LEASE COMMITMENTS
(Dollars in thousands)

	Lease	Less: Sublease	Net Commitment
2016	$ 851	$ (229)	$ 622
2017	629	(179)	450
2018	342	(171)	171
2019	348	(174)	174
2020	354	(178)	176
2021 and Thereafter	30	(35)	(5)
	$ 2,554	$ (966)	$ 1,588

(Dollars in Thousands)

18. RELATED PARTY TRANSACTIONS

The Company has identified the following related party transactions for the year ended December 31, 2015. The transactions are listed by related party.

The Parent

The Company has entered into three ongoing arrangements with the Parent:

The Company has entered into a paymaster agreement with its Parent. The paymaster agreement calls for the Parent to handle all payment processing for the Company. When the Company incurs an expense, the expense is recorded on the Company's books and records and a corresponding payable to Parent is recorded. When the Parent pays the outside vendor, the Company reimburses the Parent for these payments.

The Company has entered into an expense sharing agreement with its Parent under which the Company receives certain personnel, infrastructure and administrative support, including office space, technology, systems, equipment and other services. The Company reimburses the Parent for such services. For the year ended December 31, 2015, the Company reimbursed the parent $1,104 under this agreement.

At December 31, 2015, the Company had $617 payable to the Parent related to expense sharing and paymaster agreements, which are included in due to Parent in the accompanying statement of financial condition.

The Company also has a line of credit agreement with the Parent under which the Company may draw funds for working capital purposes. The line of credit bears interest at an annual rate of 12%. The Company incurred interest expense under this line of credit of $29 for the year ended December 31, 2015. This amount is included within professional fees and other operating expense in the statement of operations. No amounts were due to the Parent under the line of credit as of December 31, 2015. Draws and repayments under this agreement are separately shown in the statement of cash flows for the year ended December 31, 2015.

In addition to the above, during 2015, the Company purchased $386 of fixed assets from the Parent for use in the Company's operations.

Other Entities

The Bancorp, Inc. ("TBBK") is identified as a related party because TBBK's Chairman is the Vice Chairman of the IFMI's Board of Directors and of the board of managers of the Operating LLC.

From time to time, the Company will enter into repurchase agreements with TBBK as its counterparty. As of December 31, 2015, the Company had no open repurchase agreement with TBBK as its counterparty. However, during the year the Company did have repurchase agreements with TBBK and incurred interest expense related to repurchase agreements with TBBK as its counterparty in the amount of $541 for the year ended December 31, 2015, which was included as a component of net trading revenue in the Company's statement of operations.

Resource Securities, Inc., a registered broker-dealer subsidiary of Resource America, Inc. ("REXI"). REXI is a publicly traded specialized asset management company in the commercial finance, real estate, and financial fund management sectors. It has been identified as a related party because the chairman of the board of REXI is the father of the vice chairman of the Parent's board of directors. From time to time, the Company will trade securities with REXI. During 2015, the Company recorded net trading revenue of $3 related to trades done with REXI.

Other

The Company has a sublease agreement for certain office space with the Parent's chairman of the board. The Company receives payments under this agreement. The payments are recorded as a reduction in related rent and utility expenses. The Company recorded a reduction in rent and utility expenses in the amount of $14 and $8 for the year.

19. CONCENTRATION OF CREDIT RISK

As of December 31, 2015, the Company held substantially all of its cash and cash equivalents with TD Bank. From time to time, the balances may exceed federally insured limits. If this institution fails under their obligation as custodian of these funds, the Company could lose all or a portion of its unrestricted cash balances.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker dealers, banks, mortgage originators, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. With respect to the Company's investments in securities, until these securities are sold or mature, the Company is exposed to credit risk relating to whether the issuer will meet its obligations when they come due.

Any default, bankruptcy, or reorganization of the Company's clearing brokers could have a substantial negative impact on the Company as the Company clears all trades through these entities. These entities hold the Company's securities account as well as accounts on behalf of all the Company's customers.

SUPPLEMENTARY INFORMATION

J.V.B. Financial Group, LLC
(a wholly owned subsidiary of J.V.B. Financial Group Holdings, LP)
SUPPLEMENTARY INFORMATION
December 31, 2015
(Dollars in thousands)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Schedule 1

Net capital calculation
(Dollars in Thousands)

		December 31, 2015
Total member's equity	$	52,901
Deductions and / or charges:		
Non allowable assets		(12,243)
Other deductions and / or charges		(176)
Total deductions and / or charges		(12,419)
Net capital before haircuts on securities positions		40,482
Haircuts on securities positions		(12,007)
Net capital		28,475
Computation of alternative net capital requirement:		
2% of aggregate debit items (or $250,000, if greater) as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of date of net capital computation.		250
Additional requirement		-
Net capital requirement		250
Net capital in excess of minimum requirement	$	28,225

Statement pursuant to paragraph (d)(4) of Rule 17a-5:

There are no material differences between the above computation of Net Capital under Rule 15c3-1 and the computation included in the unaudited FOCUS Report Part II of Form X-17A-5 as of December 31, 2015 and filed by the Company on January 27, 2016.

J.V.B. Financial Group, LLC
(a wholly owned subsidiary of J.V.B. Financial Group Holdings, LP)
SUPPLEMENTARY INFORMATION
December 31, 2015
(Dollars in thousands)

Exemption Report for Fiscal Year Ended 2015
of
J.V.B. Financial Group, LLC

J.V.B. Financial Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to Be Made by Certain Brokers and Dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4), respectively. To the best of its knowledge and belief, for the fiscal year-ended 2015, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 pursuant to paragraph (k)(2)(ii) (the "Identified Exemption") which provides, in relevant part:

(k) Exemptions

(2) The provisions of this rule shall not be applicable to a broker or dealer:

* * * *

(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer.

2. The Company has met the Identified Exemption provision in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year without exception.

I, Douglas Listman, as the Chief Financial Officer of the Company, swear that to my best knowledge and belief, this Exemption Report is true and correct.

Dated: February 25, 2016

J.V.B. Financial Group, LLC

By 

Douglas Listman
Chief Financial Officer



Grant Thornton LLP
Two Commerce Square
2001 Market St., Suite 700
Philadelphia, PA 19103

T 215.561.4200
F 215.561.1066
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers
J.V.B. Financial Group, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which J.V.B. Financial Group, LLC (a Delaware Limited Liability Company) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

Philadelphia, Pennsylvania

February 25, 2016



Grant Thornton LLP
Two Commerce Square
2001 Market St., Suite 700
Philadelphia, PA 19103

T 215.561.4200
F 215.561.1066
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers
J.V.B. Financial Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by J.V.B. Financial Group, LLC (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania

February 25, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7

(33-REV 7/10)

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068186 FINRA DEC
J.V.B. FINANCIAL GROUP, LLC
ATTN: DOUG LISTMAN
1633 BROADWAY, 28TH FLOOR
NEW YORK, NY 10019-6708

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Doug Listman (215)701-9675

2. A. General Assessment (item 2e from page 2) $ 73,083

B. Less payment made with SIPC-6 filed (**exclude interest**) (33,152)

7/28/15
Date Paid

C. Less prior overpayment applied (360)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 39,571

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 39,571

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

J.V.B. FINANCIAL GROUP, LLC
(Name of Corporation, Partnership or other organization)


(Authorized Signature)

Dated the ____ day of February , 20 16 .

CHIEF FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$30,299,528
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	1,542,026
Total additions	1,542,026
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	2,608,246
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	2,608,246
2d. SIPC Net Operating Revenues	$29,233,308
2e. General Assessment @ .0025	$73,083
	(to page 1, line 2.A.)